Exhibit 16.1

May 16, 2023

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 16F of Form 20-F dated May 16, 2023, of Anghami Inc. and are in agreement with the statements contained in paragraphs two and three therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statement concerning the lack of internal control to prepare financial statements, included in paragraph three, we had considered such matter in determining the nature, timing, and extent of procedures performed in our audit of the registrant’s 2021 financial statements.

/s/ Ernst & Young – Middle East (Abu Dhabi)

Abu Dhabi, United Arab Emirates